UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Savings and Investment Plan
for Employees of Weingarten Realty
(Full title of the plan)

WEINGARTEN REALTY INVESTORS
(Name and issuer of the securities held pursuant to the plan)

2600 Citadel Plaza Drive
Houston, Texas 77008
(Address of principal executive offices)

Financial Statements and Exhibit

(a)	Financial Statements
	(1)	Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2006
	(2)	Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2005
	(3)	Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005
	(4)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005
	(5)	Notes to Financial Statements
	(6)	Schedule of Assets (Held at End of Year) as of December 31, 2006

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Exhibits
	23.1 -	Consent of Independent Registered Public Accounting Firm for the Year Ended December 31, 2006
	23.2 -	Consent of Independent Registered Public Accounting Firm for the Year Ended December 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY

	By:	Weingarten Realty Investors

Date: June 28, 2007	By:	/s/ Andrew M. Alexander
Andrew M. Alexander, President/
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Calvetti, Ferguson & Wagner, P.C.

Houston, Texas
May 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (Plan) as of December 31, 2005 and the related statements of changes in net assets available for benefits for the year then ended.  These financial statements referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Houston, Texas
June 5, 2006

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005

ASSETS
Cash	$18,697	$250
Investments, at fair value (Notes 2 and 3):
Mutual funds	22,081,761	17,637,704
Common trust	4,400,474	3,536,341
Common stock fund	3,766,952	3,038,895
Participant loans	529,003	439,374

Total investments	30,778,190	24,652,314

Total assets	30,796,887	24,652,564

LIABILITIES
Distributions Payable	18,622	-
Fee payable	75	250

Total liabilities	18,697	250

Net assets available for benefits	$30,778,190	$24,652,314

        See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2006 and 2005

	2006	2005

Additions:
Investment income:
Interest income:
Participant loans	$28,744	$23,369
Dividends/Interest	1,328,443	705,653
Net appreciation in fair value of investments:
Common trust	132,563	97,408
Mutual funds	1,141,454	752,769
Common stock fund	789,270	60,516

Total investment income	3,420,474	1,639,715

Contributions:
Participants’	2,600,780	2,030,932
Employer	822,649	673,099
Participant Rollover	534,287	161,126

Total contributions	3,957,716	2,865,157

Total additions	7,378,190	4,504,872

Deductions:
Benefits paid to participants	1,162,346	1,240,976
Administrative expenses	89,968	73,362

Total deductions	1,252,314	1,314,338

Net increase	6,125,876	3,190,534

Net assets available for benefits, beginning of year	24,652,314	21,461,780

Net assets available for benefits, end of year	$30,778,190	$24,652,314

        See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) provides only general information.  The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the  “Company”).  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General
    The Plan is a contributory, defined contribution 401(k) plan available to qualifying employees of the Company.  Mickey Townsell, (Vice President/Human Resources at WRI) is the plan administrator.  To be eligible to participate in the Plan, an employee must have attained the age of 21 and have completed at least one hour of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants may elect to contribute up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan.  The Company will match up to 50% of the first 6% of the participant’s compensation for each plan year (limited to maximum amount allowed by IRS). The match is invested in various investment options as directed by the participant.

The Company may also make discretionary contributions.  Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the compensation of all participants during the year.  No discretionary contributions are invested in Weingarten Realty Common Shares.  No discretionary contributions were made during the years ended December 31, 2006 and 2005.

Rollovers
Rollovers represent funds transferred to the Plan from other qualified plans of the participants.

Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 15 funds as investment options for participants.

Vesting
Participants are immediately vested in their pre-tax deferred contributions and any income or loss thereon.  Participants become 100% vested in Company contributions after five years of service.

Payment of Benefits
Upon termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Forfeitures
All employer contributions credited to a participant’s account, but not vested are forfeited by the participant upon withdrawal of the fully vested value of his or her account.  Forfeitures of employer contributions credited to a participant’s account are applied to reduce subsequent employer contributions.  During the years ended December 31, 2006 and 2005, forfeitures in the amounts of $35,219 and $24,912 respectively, were used to reduce the Company’s contributions.  Forfeited non-vested accounts totaled $15,562 and $35,219 at December 31, 2006 and 2005, respectively.

Participant Loans
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000.  The loans are secured by the balance in the participant’s account and bear interest at 5.0% - 10.5%.  The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 15 years.

Administrative Expenses
Certain administrative expenses of the Plan are paid directly by the Company. Also certain other administrative expenses of the Plan are paid directly by the Plan and participants.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the plan at year end.  The unit price of the Weingarten Realty Investors Stock Fund and common trust investment fund is based on the market value and fair values of underlying assets of the funds as determined by the trustee.  Participant loans are valued at cost, which approximates fair value.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005

Weingarten Realty Investors Stock Fund	$3,766,952	$3,038,895
Gartmore Morely Stable Value Common Trust Fund	4,400,474	3,536,341
Vanguard Windsor II Fund	2,937,855	2,488,478
Dodge & Cox Income Fund	2,799,444	2,331,899
American Funds, Europac GR R4	2,115,374	1,375,108
American Funds, Amfunds Growth Fund R-4	3,278,923	2,960,288
T. Rowe Price, Mid Cap Growth Fund	2,222,978	2,009,627
Dodge & Cox Stock Fund	2,519,342	1,620,638
T. Rowe Price Mid Cap Value Fund	-*	1,454,610

* Presented for comparative purposes only.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants’ accounts would become fully vested in their employer contributions.

NOTE 5 – INCOME TAX STATUS

The Plan obtained its latest determination letter on January 19, 2005, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) including amendments to comply with certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Rights Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”). The Plan has been amended since receiving the determination letter, including amendments made to define eligibility of certain employees to participate in the Plan. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

The Plan assets were managed by Invesmart of the Great Lakes, Inc.  Invesmart is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the daily operational services of the Plan amounted to $105,788 and $85,856 inclusive of fees paid directly by the common trust $15,821 and $12,494 for the years ended December 31, 2006 and 2005, respectively.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Form 5500, Schedule H, Line 4i
EIN:   74-1464203
Plan:               002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Gartmore Morely Stable Value	Common Trust Fund	(i)	4,400,474
	Mutual Funds:
	Dodge & Cox	Dodge & Cox Income Fund	(i)	2,799,444
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	2,519,342
	Vanguard Group	Vanguard Windsor II	(i)	2,937,855
	Fidelity Investment	Fidelity Contrafund	(i)	1,072,476
	Vanguard Group	Vanguard 500 Index Admin Fund	(i)	1,087,107
	American Funds	Amfunds Growth Fund R-4	(i)	3,278,923
	Wilshire Mutual Funds, Inc.	Wilshire Target Large Co. Growth Fund	(i)	705,698
	T. Rowe Price	T. Rowe Price Mid Cap Value Fund	(i)	1,515,702
	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund	(i)	2,222,978
	Royce	Royce Total Return Fund	(i)	740,109
	Managers Special Equity	Managers Special Equity Fund	(i)	650,137
	Dreyfus	Dreyfus Premier Intl Value A Fund	(i)	436,617
	American Funds	American Funds Europacific Growth R4	(i)	2,115,373

	Total Mutual Funds			22,081,761

*	Weingarten Realty Investors	Weingarten Realty Investors Stock Fund	(i)	3,766,952
*	Participant Loans	Due semi-monthly, bearing interest 5.0% to 10.5%	(i)	529,003

	Total Investments		(i)	$30,778,190

*	A party in interest as defined by ERISA.
(i)	Historical cost of participant directed investments are not a required disclosure.